EMBRAER FILES ITS 2006 ANNUAL REPORT ON FORM-20F

São José dos Campos, April 26, 2006 - Embraer- Empresa Brasileira de Aeronáutica S.A. (NYSE: ERJ; Bovespa: EMBR3) announced that it has filed, with the Securities and Exchange Commission (SEC), on April 23, 2007, its annual report on Form 20-F for the year ended December 31, 2006.

The annual report on Form 20-F for the year ended December 31, 2006 is available on the Company’s website at www.embraer.com and all Embraer ADR holders have the ability, upon request, to receive hard copy of the document free of charge.

Investor Relations
Embraer - Empresa Brasileira de Aeronáutica S.A.
Tel: (+55 12) 3927 4404
Email: investor.relations@embraer.com.br

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Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On March 31, 2007, Embraer had a workforce of 21,005 employees and a firm order backlog of US$15.0 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.

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